Exhibit (c)(i)

                     CENTURY PROPERTIES FUND XVII
                        (A Limited Partnership)

                               NOTE 2 TO

                   CONSOLIDATED FINANCIAL STATEMENTS

             YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


2.  TRANSACTIONS WITH THE GENERAL PARTNER AND AFFILIATES

  In accordance with the Partnership Agreement, the Partnership may be charged by the general partner and affiliates for services provided to the Partnership. From March 1988 to December 1992, such amounts were assigned pursuant to a services agreement by the general partner and affiliates to Metric Realty Services, L.P. ("MRS"), which performed partnership management and other services for the Partnership.

  On January 1, 1993, Metric Management, Inc. ("MMI"), successor to MRS, a company which is not affiliated with the general partner, commenced providing certain property and portfolio management services to the Partnership under a new services agreement. As provided in the new services agreement effective January 1, 1993, no reimbursements were made to the general partner and affiliates after December 31, 1992. Subsequent to December 31, 1992, reimbursements were made to MMI. On December 16, 1993, the services agreement with MMI was modified and, as a result thereof, MGP began directly providing cash management and other Partnership services on various dates commencing December 23, 1993. On March 1, 1994, NPI Management commenced providing certain property management services. Related party expenses for the years ended
December 31, 1994, 1993 and 1992 were as follows:

                                                      1994     1993      1992
                                                   --------  --------  --------

Property management fees                           $466,000  $      -  $656,000
Reimbursement of administrative expenses:
  Partnership accounting
    and investor services                           189,000         -   230,000
  Professional services                                   -         -    47,000
                                                   --------  --------  --------

Total                                              $655,000  $      -  $933,000
                                                   ========  ========  ========

  Property management fees are included in operating expenses. Reimbursed expenses are primarily included in general and administrative expenses.

  In accordance with the Partnership Agreement, the general partner received a Partnership management incentive allocation equal to ten percent of net and taxable losses before gains on property dispositions. The general partner is also allocated its two percent continuing interest in the Partnership's net and taxable losses after the preceding allocation. The general partner is also allocated gain on property dispositions to the extent it is entitled to receive distributions and then twelve percent of any remaining gain.